
SEC MAIL
RECEIVED
PROCESSING
JUN 13 2005
WASH. D.C.
213
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America


05009009

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

2 June, 2005

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Appointment and Interests dated 2 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

PROCESSED
JUN 16 2005
THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN plc (the "Company")
Registration number 3564138

Appointment of Mr René Médori to the Board

Following his election at the Company's Annual General Meeting held on 20 April 2005, Mr René Médori's appointment as a director of the Company became effective on 1 June 2005.

Mr Médori has a beneficial interest in 50,600 ordinary shares of US$0.50 each of the Company, which were conditionally awarded today based on the London Stock Exchange middle market quotation for 1 June 2005 of £13.34 per share. These shares will qualify for future dividends and will be released to him as to 60% in May 2006 and 40% in May 2007.

On 1 June 2005, Mr Médori was also conditionally awarded a maximum of 67,384 ordinary shares in terms of the Company's Long Term Incentive Plan. This award will vest in May 2008 subject to the satisfaction of the performance conditions.

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to paragraphs 6.F.2 (b)-(g).

N Jordan
Company Secretary
2 June 2005

K/min/compsec/gw/medori shares announcement

ANGLO AMERICAN plc (the "Company")
Registration number 3564138

Appointment of Mr René Médori to the Board

Following his election at the Company's Annual General Meeting held on 20 April 2005, Mr René Médori's appointment as a director of the Company became effective on 1 June 2005.

Mr Médori has a beneficial interest in 50,600 ordinary shares of US$0.50 each of the Company, which were conditionally awarded today based on the London Stock Exchange middle market quotation for 1 June 2005 of £13.34 per share. These shares will qualify for future dividends and will be released to him as to 60% in May 2006 and 40% in May 2007.

On 1 June 2005, Mr Médori was also conditionally awarded a maximum of 67,384 ordinary shares in terms of the Company's Long Term Incentive Plan. This award will vest in May 2008 subject to the satisfaction of the performance conditions.

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to paragraphs 6.F.2 (b)-(g).

N Jordan
Company Secretary
2 June 2005

K/min/compsec/gw/medori shares announcement

ANGLO AMERICAN plc (the "Company")
Registration number 3564138

Appointment of Mr René Médori to the Board

Following his election at the Company's Annual General Meeting held on 20 April 2005, Mr René Médori's appointment as a director of the Company became effective on 1 June 2005.

Mr Médori has a beneficial interest in 50,600 ordinary shares of US$0.50 each of the Company, which were conditionally awarded today based on the London Stock Exchange middle market quotation for 1 June 2005 of £13.34 per share. These shares will qualify for future dividends and will be released to him as to 60% in May 2006 and 40% in May 2007.

On 1 June 2005, Mr Médori was also conditionally awarded a maximum of 67,384 ordinary shares in terms of the Company's Long Term Incentive Plan. This award will vest in May 2008 subject to the satisfaction of the performance conditions.

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to paragraphs 6.F.2 (b)-(g).

N Jordan
Company Secretary
2 June 2005

K/min/compsec/gw/medori shares announcement

ANGLO AMERICAN plc (the "Company")
Registration number 3564138

Appointment of Mr René Médori to the Board

Following his election at the Company's Annual General Meeting held on 20 April 2005, Mr René Médori's appointment as a director of the Company became effective on 1 June 2005.

Mr Médori has a beneficial interest in 50,600 ordinary shares of US$0.50 each of the Company, which were conditionally awarded today based on the London Stock Exchange middle market quotation for 1 June 2005 of £13.34 per share. These shares will qualify for future dividends and will be released to him as to 60% in May 2006 and 40% in May 2007.

On 1 June 2005, Mr Médori was also conditionally awarded a maximum of 67,384 ordinary shares in terms of the Company's Long Term Incentive Plan. This award will vest in May 2008 subject to the satisfaction of the performance conditions.

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to paragraphs 6.F.2 (b)-(g).

N Jordan
Company Secretary
2 June 2005

K/min/compsec/gw/medori shares announcement

ANGLO AMERICAN plc (the "Company")
Registration number 3564138

Appointment of Mr René Médori to the Board

Following his election at the Company's Annual General Meeting held on 20 April 2005, Mr René Médori's appointment as a director of the Company became effective on 1 June 2005.

Mr Médori has a beneficial interest in 50,600 ordinary shares of US$0.50 each of the Company, which were conditionally awarded today based on the London Stock Exchange middle market quotation for 1 June 2005 of £13.34 per share. These shares will qualify for future dividends and will be released to him as to 60% in May 2006 and 40% in May 2007.

On 1 June 2005, Mr Médori was also conditionally awarded a maximum of 67,384 ordinary shares in terms of the Company's Long Term Incentive Plan. This award will vest in May 2008 subject to the satisfaction of the performance conditions.

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to paragraphs 6.F.2 (b)-(g).

N Jordan
Company Secretary
2 June 2005

K/min/compsec/gw/medori shares announcement


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C.
213
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

2 June, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 2 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 1 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.1 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 617,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
2 June 2005

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 1 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.1 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 617,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
2 June 2005

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 1 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.1 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 617,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
2 June 2005

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 1 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.1 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 617,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
2 June 2005

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified yesterday, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 50,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 1 June 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.1 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 50,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 617,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
2 June 2005